Schedule 13E-3 Exhibit (d)(7)

                       BANKUNITED FINANCIAL CORPORATION
                              255 Alhambra Circle
                          Coral Gables, Florida 33134

                                                       August 11, 1997

Dear Stockholder:

         Recently you were mailed materials concerning BankUnited's offer to purchase any and all of the outstanding shares of BankUnited's 9% Noncumulative Perpetual Preferred Stock, (the "Shares") at a price of $10.25 per Share (the "Offer"). We want to remind you that if you plan on tendering your Shares, instructions must be received at the depositary by 5:00 P.M. FRIDAY, AUGUST 15, 1997. Participation in the Offer is completely voluntary on your behalf. If you do not wish to tender your Shares, you may continue to hold them for as long as you see fit or the Company publicly redeems the Shares, which it is permitted to do at any time after September 30, 1998 at a price of $10.00 per Share. Your tender of Shares, if accepted by the Company, will give rise to a 1997 tax obligation on the purchase price received for the Shares, whereas a redemption of the Shares in 1998 would give rise to a 1998 tax obligation on the redemption price.

         The Company is aware that on three occasions in the past two quarters, and on 13 occasions during the past three years, the Shares have traded over the offer price of $10.25 per share. The Company is not aware of any reason for these occasional increases in the trading price of the Shares, and does not believe these isolated occurrences impair the fairness of the Offer.

         The Offer reflects the Company's continuing policy of seeking to replace higher cost capital with lower cost capital. Recently, BankUnited Capital II, a subsidiary of the Company, issued $46 million of 9.60% Cumulative Trust Preferred Securities (the "Trust Preferred Securities"), the dividends on which are tax deductible. If $11.50 million of the proceeds from the issuance of the Trust Preferred Securities are used to purchase all the outstanding shares of the 9% Non-Cumulative Perpetual Preferred Stock, the Company's after tax savings would be approximately $350,000 annually, since dividends on the 9% Non-Cumulative Perpetual Preferred Stock are not tax deductible.

         You should be advised the Company's purchase of Shares will reduce the number of holders of Shares and the number of shares that might otherwise trade publicly, and depending on the number of Shares purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public or result in the Shares no longer being eligible for the listing on the NASDAQ NMS.

         If you have any questions please call the information agent for the Offer, Shareholder Communications Corporation at 1-800-733-8481 Ext. 481. Operators will be available between the hours of 9:00 a.m. and 11:00 p.m. Eastern Time.


                                        Very truly yours,


                                        Alfred R. Camner